UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of January, 2004

Commission File Number:  1-14842


                                   e-SIM LTD.
                 ----------------------------------------------
                 (Translation of registrant's name into English)


             19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
             ------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|              No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

The following are included in this report on Form 6-K:

                                                                   Sequential
  Exhibit                     Description                         Page Number
  -------                     -----------                         -----------

  1.                 Press release, dated January 20, 2004.            3

  2.                 Press release, dated January 29, 2004             5





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
FOR IMMEDIATE RELEASE

MEDIA CONTACT:                                      INVESTOR CONTACT:
Judyth Eichenholz                                   Yaron Eldad
e-SIM Ltd.                                          e-SIM Ltd.
+1-888-742-9364                                     +972-2-587-0770
judyth@e-sim.co.il                                  yaron@e-sim.co.il
------------------                                  -----------------


         e-SIM Adds Elcoteq and EASTERN Telecom as Customers for its MMI
                     Solution on Motorola's i.250 Platform

    Elcoteq of Finland and EASTERN Telecom of Korea license RapidPLUS(TM)MMI
                              Development Software


Jerusalem, Israel, January 19, 2004 - e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI solutions for electronic products, announced that Elcoteq, Europe's largest electronic manufacturing services (EMS) company, and EASTERN Telecom, one of Korea's most creative original device manufacturers (ODMs) have licensed RapidPLUS(TM) technology incorporated in Motorola's (NYSE: MOT) i.250 2.5G Innovative Convergence Platform. The i.250 platform is a comprehensive silicon-to-software solution for 2.5G GSM/GPRS wireless handsets.

Elcoteq and EASTERN Telecom plan to rapidly develop their customers' advanced wireless handsets for delivery of voice and high-speed data services using the
i.200 and i.250 platforms for 2G and 2.5G mobile devices.

As part of this agreement, Elcoteq and EASTERN Telecom both licensed the RapidPLUS(TM) CODE development and code generation tool, as well as its State Machine Runtime Engine, which will be incorporated in their handsets.

RapidPLUS(TM) technology enables Elcoteq, EASTERN Telecom and other Motorola customers to save significant development time and cost and enables the development of derivative platforms and implementation of changes with minimal effort. In addition, simulations created with RapidPLUS(TM) can be used to facilitate demonstration, marketing, training and customer support activities as well.

Elcoteq Network Corporation is the largest European electronics manufacturing services (EMS) company and one of the global leaders in its field. Elcoteq focuses on communications technology products and provides globally end-to-end solutions consisting of design, NPI, manufacturing, supply chain management and after-sales services for the whole lifecycle of its customers' products especially in the communications technology sector. The company operates on three continents in 12 countries and it has over 10,000 employees. Elcoteq's consolidated net sales in 2002 totaled (euro)1,840M. Elcoteq Network Corporation is listed on the Helsinki Exchanges. More information about the company can be found at www.elcoteq.com.

EASTERN Telecom specializes in wireless solutions for telecommunications and multimedia businesses, based on its core technology portfolio of mobile architecture design, R/F processing, and digital A/V data processing. EASTERN Telecom's research and development expertise enables the development of world-class products, including chipset platforms, integrated firmware and drive packages and complete hardware, software and PCB architectures. For more information, see www.easterntelecom.co.kr.


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
ABOUT E-SIM
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment.


e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite new products' concept-to-market chain by easily creating simulated computer prototypes that are fully functional, and automatically generating C code from them to be used in the actual product.



Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


                                      # # #


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
MEDIA CONTACT:                                               INVESTOR CONTACT:
Judyth Eichenholz                                            Yaron Eldad
e-SIM Ltd.                                                   e-SIM Ltd.
+1-888-742-9364                                              +972-2-587-0770
judyth@e-sim.co.il                                           yaron@e-sim.co.il
------------------                                           -----------------



         e-SIM ANNOUNCES FULL APPLICATION SOLUTION FOR WIRELESS HANDSETS

Jerusalem, Israel, January 29, 2004 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI Solutions for wireless handsets, announced the official launch of its Integrated MMI Solution.

e-SIM provides a complete end-to-end integrated solution including all the components, tools and services needed to develop mobile devices with superior MMIs quickly, cost effectively and at low risk.

e-SIM's complete solution includes a set of full MMI Reference Design applications, a set of RapidPLUS(TM)-based MMI development tools, as well as high-level tools to customize the look and feel of the handset, and full professional services to ensure the successful launch of products. The solution is pre-integrated with third party applications, such as Motorola GSG's MMS client and Mobile Internet Browser, game engines, voice recognition, predictive text technologies and camera drivers.
Some of these 3rd party components are supplied by e-SIM, while others are available directly from their suppliers.

The solution enables automatic regression tests to be performed on the MMI prototype, saving time and allowing problems and bugs to be discovered early and resolved easily.

The MMI Solution is based on a modular, scalable and portable architecture. It has been integrated with many leading wireless platforms, such as Texas Instruments and Motorola SPS. Its advanced architecture allows it to be easily ported to any new hardware and software environment.

e-SIM's MMI Solution enables creation of several handset models based on a single design, providing the infrastructure for easy product segmentation, scalability and expandability.

A set of development tools and high-level customization tools empowers manufacturers as well as carriers to easily customize and brand their handsets. Infrastructure is provided for elements such as graphics and animations, menus, text messages and screen layouts to be downloaded over the air and dynamically installed in the handset.

e-SIM's MMI technology has been incorporated in millions of phones in the market today and is used by companies such as NEC, Kyocera, BenQ, TCL, Texas Instruments, Motorola SPS and Ericsson Mobile Platforms.

e-SIM will showcase its MMI Solution at the 3GSM World Congress in February in Cannes, France. To schedule a demonstration of the solution, please write to info@e-sim.com.

ABOUT E-SIM LTD.
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment.

e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite new products' concept-to-market chain by easily creating simulated computer prototypes that are fully functional, and automatically generating C code from them to be used in the actual product.


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.



                                      # # #

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               e-SIM LTD.


Date:  February 3, 2004                        By        /s/ Yaron Eldad
                                                  ------------------------------
                                                  Name:  Yaron Eldad
                                                  Title: Chief Financial Officer
                                                  and Chief Operating Officer





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